

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 6, 2009

Mr. Sam Klepfish
Chief Executive Officer
Innovative Food Holdings, Inc.
1923 Trade Center Way
Naples, Florida 34109

RE: Innovative Food Holdings, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed July 31, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
Filed July 31, 2008, August 14, 2008 and November 10, 2008
File No. 0-9376

Dear Mr. Klepfish:

We have reviewed your response letter dated February 4, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2007

1. We note that you intend to revise your disclosures in future filings as described in your responses to our letter dated November 7, 2008. Since you are required to amend the filing to include management's report on internal control over financial reporting and other matters addressed in our comments below, please also include the additional disclosures described in your response letter dated February 4, 2009 in the amended filing.

Item 6. Management's Discussion and Analysis, page 9

Critical Accounting Estimates, page 12

2.   We reviewed the proposed revisions to your disclosures in response to comment six in our letter dated November 7, 2008. Please revise to include a more informative discussion and analysis of estimates related to warrants, embedded conversion features and stock options accounted for as liability instruments. In doing so, quantify the impact on your financial statements of applying SFAS 133 and SFAS 123(R) to provide greater insight into the quality and variability of information regarding financial condition and operating performance. In addition, include a discussion of the uncertainties involved in applying the principles in SFAS 133 and SFAS 123(R) and the variability that is reasonably likely to result from their application over time, and analyze, to the extent material, such factors as how you arrived at your estimates, how accurate your estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. This analysis should include a discussion of your methods and assumptions for estimating the fair value of the financial instruments. Further, since critical accounting estimates and assumptions are based on matters that are highly uncertain, provide an analysis of their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Finally, since you do not have sufficient authorized and unissued shares to settle outstanding stock options, revise your discussion and analysis of stock-based compensation to clarify that stock options issued and/or outstanding after August 25, 2005 are accounted for as liability instruments.

Item 7. Financial Statements, page 14

Consolidated Statements of Operations, page 16

3.   We reviewed your response to comment nine in our letter dated November 7, 2008 and understand that you intend to revise future filings to present diluted earnings per share computed in accordance with SFAS 128. Please tell us why you believe you are not required to restate your financial statements to correct and disclose the error in diluted earnings per share for fiscal 2006 in accordance with paragraph 26 of SFAS 154. In doing so, provide an assessment of materiality that addresses the considerations in SAB Topic 1:M.

Notes to Consolidated Financial Statements, page 19

Note 1. Summary of Significant Accounting Policies, page 19
Revenue Recognition, page 19

4.   You state in your response to comment 12 in our letter dated November 7, 2008
        that customers take title to products and assumes risk and ownership of products
        upon receipt of the products. However, your revenue recognition policy states
        that revenue is recognized upon shipment. Please explain to us why your revenue
        recognition policy complies with GAAP given that customers do not take title and
        assume the risks and rewards of ownership of products until their receipt.

Basic and Diluted Loss Per Share, page 21

5.   Please confirm to us that you intend to provide the disclosures required by
        paragraph 40 of SFAS 128 as set forth in your response to comment 13 in our
        letter dated November 7, 2008.

Stock-Based Compensation, page 21

6.   Since you do not have sufficient authorized and unissued shares to settle
        outstanding stock options, please revise your disclosure to clarify that stock
        options issued and/or outstanding after August 25, 2005 are subject to liability
        accounting under SFAS 123(R). Also, explain to us how you apply liability
        accounting.

Note 7. Accrued Interest, page 23

7.   The aggregate amount of discounts charged to operations for each year stated in
        your response to comment 18 in our letter dated November 7, 2008 exceed the
        amounts presently disclosed. Please revise your disclosure accordingly.

Note 8. Notes Payable and Notes Payable to Related Parties, page 23

8.   We understand from your response to comment 19 in our letter dated November
        7, 2008 that you intend to adjust your financial statements in future filings to
        apply the guidance in Issue 6 of EITF 00-27. Please confirm our understanding.
        Also, please tell us the amounts of the adjustments you intend to make to your
        financial statements for each year. In addition:
        o   tell us whether or not you intend to restate your financial statements and, if
            not, the rationale for your position, including an assessment of materiality that
            addresses the considerations in SAB Topic 1:M;

      o   confirm to us that you intend to revise the disclosure relating to your accounting policy for amortizing discounts to comply with the guidance in Issue 6 of EITF 00-27; and

      o   as previously requested, tell us how you account for discounts upon an event of default and the basis in GAAP for your accounting treatment.

9.   We reviewed your response to comment 20 in our letter dated November 7, 2008. Please confirm to us that you intend to disclose the aggregate amount of discounts charged to operations for each year presented.

10.   We reviewed your response to comment 21 in our letter dated November 7, 2008. EITF 06-6 does not address modifications or exchanges of debt instruments in circumstances in which the embedded conversion option is separately accounted for as a derivative under SFAS 133 subsequent to the modification. Since you do not have sufficient authorized and unissued shares, share settlement is not within your control and it appears that asset or liability classification is required. Refer to paragraph 19 of EITF 00-19. Further, derivative liability treatment appears to be required regardless of whether a conversion option is in the money. As such, please clarify how you accounted for the embedded conversion options added to the terms of the notes payable to Alpha Capital dated February 7, 2006 and May 19, 2006 and Whalehaven Capital dated February 7, 2006 and the basis in GAAP for your accounting treatment. In addition, to the extent applicable, disclose the fair values of the embedded conversion features as of the modification date of the notes, the method and assumptions used to estimate fair value of embedded beneficial conversion features, the debt discounts recognized and the amount charged to income as a result of the modifications and the line items in the income statement that includes the charges.

11.   We reviewed your response to comment 22 from our letter dated November 7, 2008. It appears that you should have recognized embedded conversion options in notes issued after August 25, 2005 as derivative assets or liabilities in accordance with SFAS 133 since you do not have sufficient authorized and unissued shares and share settlement is not within your control. Refer to paragraph 19 of EITF 00-19. Please revise your accounting treatment or advise in detail. If applicable, please disclose in the descriptions of the notes the fair values of the embedded conversion features recognized as a discount on notes payable issued to Mr. Klepfish and Alpha Capital subsequent to August 25, 2005 and the amounts, if any, charged to income as result of applying SFAS 133. Please also disclose the amount of the discounts amortized to interest expense for each year presented.

12.   We reviewed your proposed disclosure in response to comment 23 in our letter dated November 7, 2008. As previously requested, please also disclose the significant covenants and conditions contained in your debt agreements to the

extent not already provided, whether you are in compliance with the covenants and conditions and the ramifications of non-compliance.

Accounting for Conversion Options Embedded in Convertible Notes and Convertible Interest, page 30

13.   We reviewed your response to comment 25 in our letter dated November 7, 2008. As noted in our comments above, derivative liability treatment appears to be required for your embedded conversion options issued after the triggering event regardless of whether the conversion options were in the money. Accordingly, it appears that your policy may not comply with GAAP. Please tell us the effects on your interim and annual financial statements had you accounted for out of the money embedded conversion options issued after the triggering event as derivatives and why your believe your present accounting treatment complies with GAAP. In addition, as previously requested, please clarify your accounting policies for embedded conversion options before and after the triggering event. Finally, as previously requested disclose (i) the weighted-average assumptions used to value conversion options embedded in convertible debt instruments issued after the triggering event, (ii) the basis for the assumptions and (iii) the aggregate charge to interest expense resulting from the excess, if any, of the fair value of embedded conversion options over the principal amounts of the related debt obligations.

14.   As previously requested in comment 26 in our letter dated November 7, 2008, please disclose the weighted average assumptions used to value embedded conversion options at each reporting date. Also disclose the basis for your assumptions, including a discussion of the methods used to determine the assumptions.

Note 10. Penalty For Late Registration of Shares, page 31

15.   Please disclose that the registration rights expired on August 25, 2007 as stated in your response to comment 27 in our letter November 27, 2008. Also disclose that you have recognized the liability for the maximum penalty shares issuable under the terms of the registration payment arrangements or otherwise advise.

Note 11. Income Taxes, page 31

16.   The proposed revisions to your disclosure in response to comment 28 in our letter dated November 7, 2008 indicates that there are no temporary differences and you have only recognized a deferred tax asset for operating loss carryforwards, which was reduced by a full valuation allowance. It still appears to us that there are differences between the book and tax basis of assets and liabilities that will result in taxable or deductible amounts in future years when the reported amounts of

assets or liabilities are settled or recovered. As such, we believe you should also recognize and disclose deferred tax assets and liabilities for temporary differences and recognize a related valuation allowance for deferred tax assets attributable to the temporary differences. Please advise or revise your disclosure to comply with the requirements of paragraph 43 of SFAS 109. Also, please provide the reconciliation of income tax expense required by paragraph 47 of SFAS 109.

Note 12. Common Stock, page 31
Accounting for Warrants and Freestanding Derivative Financial Instruments, page 33

17.   We reviewed your response to comment 34 in our letter dated November 7, 2008. As previously requested, please revise your disclosure to clarify that outstanding common stock purchase warrants and stock options are accounted for as liability instruments as a result of insufficient authorized and unissued shares to settle the obligations.

18.   We reviewed your response to comment 36 in our letter dated November 7, 2008. As previously requested, please tell us your basis for using the same expected life, risk free interest rate and volatility assumptions to estimate the fair value of stock options and warrants at each reporting date. For example, explain to us why your valuations do not consider that outstanding options and warrants have different terms and expiration dates, which would have an impact on the expected life and volatility assumptions. If the assumptions presented are weighted averages, please disclose that fact. In addition, please revise to separately disclose the weighted average assumptions used to estimate the fair value of option awards and warrants at each reporting date. Further, explain to us why historical stock prices are used to determine the basis for each of your assumptions or revise your disclosure to include a discussion of the methods used to determine each of the assumptions.

Note 17. Subsequent Events, page 35

19.   We reviewed your response to comment 38 in our letter dated November 7, 2008 and the disclosure included in Note 8 to the financial statements in Form 10-Q filed November 10, 2008. Refer to our comment above related to modifications of debt instruments to add a conversion feature and tell us why you believe your accounting for the conversion feature added to the related party note complies with GAAP. Also tell us your basis in GAAP for immediately charging the discount related to the embedded conversion feature to interest expense as opposed to amortizing the discount over the term of the note, citing relevant authoritative literature. In addition, tell us the basis for your conclusion that the note modifications should be accounted for as extinguishments and, if so, that the fair values the warrants issued to the creditors should be treated as discounts as opposed to extinguishment losses. Refer to the guidance in EITF 96-19. Finally,

to the extent applicable, disclose the fair values of the embedded conversion features and warrants, the method and assumptions used to estimate fair values, the debt discounts recognized and amounts charged to income as a result of the modifications, and the line items in the income statement that includes the charges.

Item 8A. Controls and Procedures, page 35

20.	As indicated in comment 39 in our comment letter dated November 7, 2008, you are required to report on your management's assessment of internal control over financial reporting as of the end of the year. Please do so. Also, as indicated in comment 40 in our previous letter, as a result of the failure to file management's report on internal control over financial reporting, we believe your annual report is materially deficient and that you are not timely or current in your Exchange Act Reporting. As such, management should conclude that disclosure controls and procedures were not effective as of the end of the period covered by the report. Please revise the conclusion of your principal executive and financial officers' regarding the effectiveness of disclosure controls and procedures accordingly. Finally, management's conclusion regarding the effectiveness of internal control over financial reporting should not be subject to limitations that are inherent in the definition of reasonable assurance. Please revise the conclusion of management regarding the effectiveness of internal control over financial reporting accordingly.

Exhibits 31.1 and 31.2

21.	We reviewed your response to comment 45 in our letter dated November 7, 2008. As previously requested, please provide revised certifications that comply with Item 601(b)(31) of Regulation S-B. Please also revise the certifications filed in your quarterly reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 to comply with Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

22.	Please address the comments above to the extent applicable.

Item 1. Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page 7

Note 2. Nature of Activities and Significant Accounting Policies, page 7
Stock Based Compensation, page 9

23.   We reviewed your response to comment 47 in our letter dated November 7, 2008.
        It is still unclear to us why you did not recognize any stock-based compensation
        for the three and nine months ended September 30, 2008, particularly in light of
        the vesting terms and the accounting requirements of SFAS 123(R). Please
        advise in detail.

Note 5. Loan Receivable, page 12

24.   Please tell us in detail how you accounted for the restructuring of the loan
        receivable and related settlements and why your accounting treatment complies
        with GAAP citing relevant authoritative literature. In doing so, address the
        following:
          o Why your determination of the impairment loss complies with the guidance
             in paragraph 14 of SFAS 114 and paragraph 33 of SFAS 15;
          o Why the shares of common stock of Pasta Italiana, Inc. received in the
             restructuring were assigned no fair value;
          o The reasons for the issuance of common stock and warrants to the principal
             shareholders of Pasta, including a discussion of whether the securities are a
             component of the loan receivable restructuring or a settlement of
             counterclaims or other matters;
          o Why your accounting for the securities to be issued to the principal
             shareholders of Pasta as a charge to operations on the vesting dates complies
             with SFAS 133 and/or SFAS 5; and
          o Why the liability for the securities to be issued to the principal shareholders
             of Pasta should not be recognized as of the end of the period.

Item 2 – Management's Discussion and Analysis, page 23

25.   We considered your response to comment one in our letter dated November 7,
        2008 and reviewed your disclosure in Form 8-K filed November 6, 2008. Given
        that your business is substantially dependent on the relationship with Next Day
        Gourmet, L.P. we believe you should disclose the status of your relationship and
        revenues from the relationship in your periodic filings. Please do so. In addition,
        please file the extension agreement as an exhibit as required by Item
        601(b)(10)(ii)(B) of Regulation S-K.

26.   Please include a discussion and analysis of your ability or inability to generate adequate amounts of cash to meet your needs for both the short-term and long-term and continue in business as a going concern. Please also include a discussion of the course of action that you have taken or propose to take to remedy your liquidity deficiency. A discussion and analysis of your historical financing arrangements and importance to cash flows as well as the types of financing that are, or that are reasonably likely to be, available should also be provided. Refer to Item 303 of Regulation S-K.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

        If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

                                                Sincerely,

                                                William Thompson
                                                Accounting Branch Chief